SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                               FORM 8-A

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G)
                OF THE SECURITIES EXCHANGE ACT OF 1934

                      ALLIANCE ENTERTAINMENT CORP.
-------------------------------------------------------------------------------
          (Exact name of registrant as specified in its charter)


        Delaware                                        13-3645913
---------------------------------------     ------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

110 East 59th Street, New York, New York                      10022
----------------------------------------               -----------------
(Address of principal executive offices)                    (Zip Code)


If this Form relates to the                     If this Form relates to the
registration of a class of                      registration of a class of
debt securities and is effective                debt securities and is to
upon filing pursuant to General                 become effective simultaneously
Instruction A(c) (1) please                     with the effectiveness of a
check the following box.  [   ]                 concurrent registration
                                                statement under the Securities
                                                Act of 1933 pursuant to General
                                                Instructions A(c) (2) please
                                                check the following box. [   ]

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Exchange on which Each
Title of each class to be so registered          Class is to be Registered
---------------------------------------------   --------------------------------
                   None                                       None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.0001 per share
               ---------------------------------------------------
                                 (Title of class)

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     This registration statement relates to the common stock, par value $.0001 per share ("Common Stock") of the Registrant, which is to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Common Stock

     The Registrant is authorized to issue 100,000,000 shares of Common Stock, of which 44,995,205 shares were outstanding as of July 30, 1997. Holders of Common Stock do not have cumulative voting rights in the election of directors and are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. Holders of Common Stock do not have any preemptive rights for the purchase of additional shares of any class of stock of the Registrant, and are not subject to liability for further calls or assessments. All of the outstanding shares of Common Stock are fully paid and non-assessable.

     The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, after distribution of all preferential amounts due to the holders of the Registrant's preferred stock. The payment of dividends is restricted by the Registrant's indenture relating to its 11.25% Senior Subordinated Notes, its Credit Agreement and by the Certificates of Designation of the Registrant's outstanding convertible preferred stock.

     In the event of liquidation, dissolution or winding up holders of the Common Stock will be entitled to receive, pro rata, all assets remaining available for distribution after the payment of all obligations of the
Registrant, including any debt obligations of the Registrant and the distribution of all preferential amounts due to the holders of preferred stock.

Preferred Stock

     The Registrant's Certificate of Incorporation authorizes the issuance of ten million shares of "blank check" preferred stock, par value $.01 per share ("Preferred Stock"), with such designation, rights and preferences as may be determined from time to by the Registrant's Board. Under the Registrant's Certificate of Incorporation, the Board of Directors has the sole authority to divide the Preferred Stock into and cause the Preferred Stock to be issued in series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, if any, the rate of dividends, the priority of payment thereof, and the right to cumulation thereof, if any, redemption terms and conditions, and the right of conversion, if any. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Registrant.

     As of July 30, 1997, the Registrant has issued 422,500 shares of Series A Convertible Preferred Stock and 57,500 shares of Series B Convertible Preferred Stock.

     Holders of Series A Preferred Stock generally have no voting rights. However, so long as the shares of Common Stock receivable upon conversion of the Series A Preferred Stock outstanding represent at least five percent (5%) of the Common Stock outstanding, determined on a fully diluted basis, without the prior affirmative vote or written consent of the holders of at least a majority of all shares of the Series A Preferred Stock outstanding at the time, the Company shall not (i) increase the number of shares of Preferred Stock which the Company is authorized to issue, or issue additional shares of Preferred Stock except in connection with the payment of dividends on the Series A Preferred Stock; (ii) declare or pay any dividend or make any other distribution on any securities junior to the Series A Preferred Stock other than dividends or distributions payable solely in securities junior to the Series A Preferred Stock, or purchase, redeem, or otherwise acquire for any consideration, or set aside as a sinking fund or other fund for the redemption or repurchase of any securities junior to the Series A Preferred Stock or any warrants, rights or options to purchase the same, unless the dividend payment and redemption obligations of the Company with respect to the Series A Preferred Stock have been fully satisfied; or (iii) cause or permit a Corporate Change (as defined in the Series A Certificate of Designation) to occur.

     Holders  of Series B  Preferred  Stock  generally  have no  voting  rights.
However,  as  long  as any  shares  of  the  Series  B  Preferred  Stock  remain outstanding, without the prior affirmative vote or written consent of the holders of at least a majority of all shares of the Series B Preferred Stock outstanding at the time, the Company shall not (i) increase the number of shares of Preferred Stock which the Company is authorized to issue, or issue additional shares of Preferred Stock except in connection with the payment of dividends on the Series B Preferred Stock; (ii) declare or pay any dividend or make any other distribution on any securities junior to the Series B Preferred Stock other than dividends or distributions payable solely in securities junior to the Series B Preferred Stock, or purchase, redeem, or otherwise acquire for any consideration, or set aside as a sinking fund or other fund for the redemption or repurchase of any securities junior to the Series B Preferred Stock or any warrants, rights or options to purchase the same, unless the dividend payment and redemption obligations of the Company with respect to the Series B Preferred Stock have been fully satisfied.

     The holders of Series A and B Preferred Stock also have certain rights to require the Company to register under the Securities Act of 1933 shares of Common Stock issued upon conversion of Series A and B Preferred Stock.

Certain  Antitakeover   Provisions  of  the  Registrant's   Certificate  of
Incorporation and Bylaws

     The Certificate of Incorporation and Bylaws of the Registrant contain provisions that may have the effect of discouraging a change in control that is not supported by the Registrant's Board of Directors or of making such a transaction more difficult to accomplish, even if such a transaction is desired by a simple majority of the Registrant's stockholders. This section sets forth a brief discussion of the reasons for, and the operation and effects of, these provisions.

Amendment  of  Certificate  of  Incorporation.

     Certain provisions of the Registrant's Certificate of Incorporation, including removal of directors and filling of director vacancies, may not be repealed or amended unless approved by the affirmative vote of holders of 80% of the outstanding voting stock thereof, unless such amendment, repeal or adoption was approved by an affirmative vote of 75% of the entire Board of Directors in which case an affirmative vote of the holders of a majority of the outstanding voting stock entitled to vote thereon is required.

Classified  Board.

     The Board of Directors of the Registrant is divided into three classes, with each class being as nearly equal in number as possible. Each director holds office for a term of three year following his or her election.

     A classified Board of Directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Board. Because the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the Board, whereas a majority of a non-classified board may be replaced in one year.

     The Registrant's management believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have a least one year's experience as directors, and moderate the pace of changes in the Board by extending the minimum time required to elect a majority of directors from one to two years.

Removal  of  Directors.

     The Registrant's Certificate of Incorporation requires the vote of 80% of the outstanding voting stock to remove directors for cause subject to the rights of the Holders of any of Preferred Stock to elect additional Directors under specific circumstances.

ITEM 2.     EXHIBITS.


Exhibit Number
                  Exhibit Description

1. Articles of Incorporation, as amended of the Registrant (Incorporated by reference from Exhibit 3.1 filed in the Registrant's Amendment No. 1 to Registration Statement on Form S-4 filed on September 22, 1995 - File No. 33-95386.)

2. Revised and Restated By-Laws of the Registrant (Incorporated by reference from Exhibit 3.2 filed in the Registrant's Form 10-Q for the period ended September 30, 1996 - File No. 1-13054.)

3. Certificate of Designations (Incorporated by reference from Exhibit 4.11(A) filed in the Registrant's Form 8-K dated July 16, 1996 - File No. 1-13054.)

4. Certificate of Designations (Incorporated by reference from Exhibit 3.4 filed in the Registrant's Form 10-Q for the period ended March 31, 1997
     - File No. 1-13054.)

5.  Restated  Stockholders'  Agreement  dated  as  of  November  30,  1993.
    (Incorporated   by  reference  from  Exhibit  4.1  filed  in  the
    Registrant's Registration Statement on Form S-3 filed September 22, 1995 - Registration No.33-97280.)

6.  Indenture  dated  July  25,  1995,  among  the  Company,   the
    Subsidiary Guarantors and Bankers Trust Company, as trustee. (Incorporated by reference from Exhibit 4.1filed in the Registrant's Registration Statement on Form S-4 filed August 3, 1995 - Registration No. 33-95386.)

7. Preferred Stock Purchase Agreement dated July 16, 1996, between the Company, BT Capital Partners, Inc. and BCI Growth IV, L.P. (Incorporated by reference from Exhibit 4.11 filed in the Registrant's Form 8-K dated July 16, 1996 - File No. 1-13054.)

8. Third Amended and Restated Credit Agreement and Guaranty dated as of July 25, 1995, among the Company, the Guarantors, the Banks and The Chase Manhattan Bank, N.A., as agent. (Incorporated by reference from Exhibit
     10.50 filed in the Registrant's Registration Statement on Form S-4 filed August 3, 1995, (Registration No. 33-95386.))

9. Voting Agreement dated as of August 15,1996, among Joseph Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore) L.P. and Wasserstein & Co., Inc. (Incorporated by reference from Exhibit I (E) filed in the Registrant's Form 8-K dated August 15, 1996 - File No. 1-13054.)

10. Purchase Agreement among Wasserstein & Co. Inc., Cypress Ventures, Inc., and BT Capital Partners, Inc. dated December 20, 1996. (Incorporated by reference from Exhibit 10.47 filed in the Registrant's Form 8-K dated December 20, 1996. (File No. 1-13054.))

11. Purchase Agreement between the Company and Cypress Ventures, Inc. dated as of August 19, 1997.

12. Specimen Certificate for Common Stock.

                                 SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                          ALLIANCE ENTERTAINMENT CORP.

                          /s/ Christopher J. Joyce
                       By:------------------------------------------------
                              Christopher J. Joyce,
                              Executive Vice President, General Counsel &
                              Assistant Secretary

Date:   August 28, 1997